

Wear Your Voice, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wear Your Voice, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
September 18th, 2020
Vincenzo Mongio

Balance Sheet

		Year Ended December 31,		
		2018		**2019**
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	12,179	$	90,585
Accounts Receivable	$	-	$	2,431
Total Current Assets	$	12,179	$	93,016
Other Assets				
Other Receivables	$	-	$	49
Total Other Assets	$	-	$	49
TOTAL ASSETS	$	12,179	$	92,968
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	12,965	$	-
Other Current Liabilities				
Accrued Compensation	$	-	$	5,112
Total Current Liabilities	$	12,965	$	5,112
TOTAL LIABILITIES	$	12,965	$	5,112
EQUITY				
Prior Period Adjustment	$	-	$	(1,597)
Common Stock	$	-	$	8
Preferred Stock			$	3
Paid in Capital	$	575,386	$	286,882
Accumulated Deficit	$	(576,172)	$	(197,441)
Total Equity	$	(786)	$	87,856
TOTAL LIABILITIES AND EQUITY	$	12,179	$	92,968

Statement of Operations

		Year Ended December 31,		
		2018		**2019**
Revenue	$	33,428.98	$	66,653.00
Cost of Sales				
Freelance Journalists	$	21,556.28	$	21,188.37
Media Purchases	$	6,126.00	$	1,602.73
Payment Processing Fees	$	1,698.16	$	1,844.47
Total Cost of Sales	$	29,380.44	$	24,635.57
Gross Profit	$	4,048.54	$	42,017.43
Operating Expenses				
Selling, General and Administrative	$	69,254.89	$	231,453.96
Advertising and Marketing	$	4,533.40	$	6,431.92
Interest	$	1,406.26	$	-
Taxes and Licenses	$	-	$	1,444.90
Other	$	4,461.27	$	2,145.23
Total Operating Expenses	$	79,655.82	$	241,476.01
Net Operating Loss	$	(75,607.28)	$	(199,458.58)
Other Income				
Interest Income	$	4.94	$	-
Total Other Income	$	4.94	$	-
Other Expenses			$	-
Other Expenses	$	720.00	$	-
Total Other Expenses	$	720.00	$	-
Net Loss from Operations	$	(76,322.34)	$	(199,458.58)

Segment Results of Operations

The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker ("CODM") in making decisions regarding resource allocation and performance assessment. The Company defines the term "chief operating decision maker" to be its chief executive officer. A key measure employed by CODM is revenue by product and services. We operate our business as single operating and reportable segment; however, we classify revenue by distinct product and service offerings and other revenue sources. No assets, liabilities, or operating expenses can readily be attributable to any particular revenue source. Summarized financial information concerning the Company's revenue sources is shown in the following tables below:

Year Ended December 31,

Revenue Source	2018	2019
Advertising	$ 0	$ 21,444
Interest Income	$ 0	$ 1
Other Income	$ 0	$ 195
Donations	$ 2,680	$ 3,532
Product Sales	$ 12,335	$ 2,760
Sponsorships	$ 0	$ 2,903
Subscriptions	$ 18,414	$ 35,818
Total	$ 33,429	$ 66,653

Statement of Cashflows

	Year Ended December 31,	
	2018	**2019**
OPERATING ACTIVITIES		
Net Income	$(76,322.34)	$(199,458.58)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0	
Receivables	$ 0	$ (2,382)
Payroll Liabilities	$ 0	$ 5,112
Line of Credit	$ 8,319	$ -
Credit cards	$ 373	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 8,692	$ 2,730
Net cash provided by operating activities	$ (67,630)	$ (196,729)
FINANCING ACTIVITIES		
Additional Paid-In Capital	$ 57,995	$ 275,125
Common Stock Issuances	$ 0	$ 8
Preferred stock Issuances	$ 0	$ 3
Net cash provided by financing activities	$ 57,995	$ 275,135
Net cash increase for period	$ (9,635)	$ 78,406
Cash at beginning of period	$ 21,814	$ 12,179
Cash at end of period	$ 12,179	$ 90,585

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		Additional Paid in Capital		Accumulated Deficit		Total Stockholder Equity	
	# of Shares	Amount	# of Shares	Amount						
1/1/2018	$ -	$ -			$	517,391	$	(499,849)	$	17,541
Net Loss							$	(76,322)	$	(76,322)
Common Stock Issuances										
Preferred Stock Issuances										
Additional Paid in Capital					$	57,995			$	57,995
As of 12/31/2018					$	575,386	$	(576,172)	$	(786)
Net Loss							$	(199,459)	$	(199,459)
Common Stock Issuances	800,000	$ 8							$	8
Preferred Stock Issuances			268,183	$ 3					$	3
Equity Elimination Upon Consolidation *(see Note 1)*					$	(575,386)	$	576,172	$	786
Additional Paid in Capital					$	287,304			$	287,304
As of 12/31/2019	800,000	$ 8	268,183	$ 3	$	287,304	$	(199,459)	$	87,856

Wear Your Voice, Inc
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Wear Your Voice (together with Wear Your Voice, Inc., "the Company") was formed on May 14, 2015 under the laws of the State of California. The Company operates a digital magazine and earns revenue from peripheral sources such as paid advertising and product sales.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Business Combination under ASC 805-10

On January 17th 2019, Wear Your Voice (the California corporation) merged into Wear Your Voice, Inc. (a Delaware Corporation), the party whose financials are presented herein. Wear Your Voice, Inc. (the Delaware corporation) conducts the same principal operations as Wear Your Voice (the California corporation). The purpose of the merger was to change the state of incorporation. No consideration was paid for the merger as both entities were under common control.

The accounting for the acquisition was as follows:

Category	Description	Recognized amounts of identifiable assets acquired and liabilities assumed
Asset	Cash	$ 11,831
Liability	Line of credit	$ 8,396

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

None

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

As of December 31 2019, the total number of shares of all classes of stock that the Corporation has authority to issue is (a) 1,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 300,000 shares of Preferred Stock of the Corporation, $0.00001 per share ("Preferred Stock"). Preferred stockholders receive customary liquidation preference over common stockholders and may at the election of the preferred holder, convert into common stock on a 1 for 1 basis. Preferred holders reserve the right to appoint one person to the board of directors and have the right of first refusal and right of co-sale in the event that any Key Holder wishes to transfer shares.

	2018	2019
Common Stock issued		800,000
Preferred Stock Issued		268,183
Common Stock Outstanding		800,000
Preferred Stock Outstanding		268,183

Note 6 - Related Party Transactions

None

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 18th, 2020, the date these financial statements were available to be issued. Between April and August of 2020, the company raised $45,600 under Simple Agreements for Future Equity ("SAFE"). Between January and April of 2020, the company issued 11,682 shares of common stock, 255,365 shares of common stock were transferred from the founder of the company to prior shareholders, and 31,817 shares of preferred stock were issued to investors.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing her regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should any issues prevent her involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.